SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Briazz Venture, L.L.C. (Last) (First) (Middle) 212 N. Sangamon, Suite 1-A (Street) Chicago IL 60607 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 03/06/03 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Briazz, Inc. (BRZZ)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

      Director

 X  10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
N/A

* If the form is filed by more than one reporting person, see instruction 5(b)(v).

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrant	03/06/03	See (1) below	Common Stock	1,193,546	$0.50 per share	D	N/A
Series D Preferred Stock	See (2) below	03/06/08	Common Stock	See (3) below	See (4) below	D	N/A

Explanation of Responses:

(1) The expiration of the Warrant is the earlier of: (i) the date immediately prior to the date on which the Issuer receives the approval of the holders of a majority of its common stock for the shares of the Issuer's common stock to be issued upon conversion of the Issuer's Series D Preferred Stock; (ii) the date immediately prior to the date that Nasdaq provides the Issuer with a formal exception to Nasdaq's shareholder approval requirements described in (i) above; and (iii) March 6, 2008.

(2) The Series D Preferred Stock may be converted into shares of the Issuer's common stock after the earlier of the date the Issuer obtains shareholder approval as described in (1)(i) above or the date Nasdaq had granted a formal exception to the Issuer as described in (1)(ii) above.

(3) The Series D Preferred Stock may be converted into an amount of the Issuer's common stock equal to 66.67% of the Issuer's outstanding common stock on a post-conversion, fully-diluted basis as measured on the date the Series D Preferred Stock becomes convertible (subject to certain limitations), less the number of shares, if any, that the Reporting Person receives from the exercise of the Warrant described herein.

(4) The conversion price of the Series D Preferred Stock is $2,000,000 (less the amount received by Issuer upon exercise of the Warrant described herein) divided by the number of shares of Issuer's common stock that the Reporting Person will receive upon conversion, multiplied by 1.0%.

/s/ DAVID COTTON

April 18, 2003
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002